

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Via Email
Mr. Zur Dadon
Spirit International, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re:** **Spirit International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed January 16, 2015**
> **File No. 333-197056**

Dear Mr. Dadon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We reissue comment one from our letter dated December 9, 2014. Please limit your cover page to a single page that includes all required information. In this respect, it appears that certain legends continue to be located on page two.

Summary of the Prospectus, page 4

2. We partially reissue comment three from our letter dated December 9, 2014. Please provide clear disclosure of the payment obligations and other liabilities reflected on your balance sheet.

Summary Financial Information, page 7

3. Please revise your cumulative statement of operations and balance sheet data presented under this heading to disclose amounts that are consistent with those presented in your unaudited statement of operations at page F-3 and your unaudited balance sheet as of September 30, 2014 at page F-2.

Use of Proceeds, page 14

4. We reissue comment five from our letter dated December 9, 2014. Please clarify why your intended use of proceeds does not reflect the repayment of the $75,000 payable to New World Distillery that is due on or before July 1st, 2015. If there is the possibility the proceeds may be used to pay this debt, please revise the disclosure in this section. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

Plan of Distribution, page 16

5. We note your response to comment six from our letter dated December 9, 2014 and the revision of the disclosure to 5 days. We reissue comment 12 from our letter dated October 3, 2014. Please advise how this time period complies with Rule 10b-9, which requires the "prompt" return of funds from escrow upon termination of the offering. In addition, as previously requested, please refile the escrow agreement to reflect your new counsel and revised terms.

Description of our Business, page 21

6. Please add back the disclosure regarding the material terms of the agreement with New World Whisky.

Management's Discussion and Analysis or Plan of Operation, page 26

7. Please revise your balance sheet data as of September 30, 2014 to present amounts that are consistent with amounts disclosed in your unaudited balance sheet as of September 30, 2014 at page F-2.

Plan of Operation, page 27

8. We note your response to comment 10 in our letter dated December 9, 2014. Please revise the discussion to include an explanation for the sharp increase in operating expenses during the three months ended September 30, 2014 in comparison with the prior period. In addition, please revise to disclose total operating expenses for the three month period ended September 30, 2014 that agree to your interim statement of operations at page F-3.

Executive Compensation, page 30

9. We note that your fiscal year end is December 31. Please update the summary compensation table for the year ended December 31, 2014.

Security Ownership of Certain Beneficial Owners and Management, page 31

10. We partially reissue comment 11 from our letter dated December 9, 2014. We note that there are two footnotes 3. Also, the column to which footnote four refers does not appear to represent the percentage owned after the offering assuming the maximum is sold. Please reconcile.

Notes to the Financial Statements (unaudited), page F-6
Note 2 - Summary of Significant Accounting Policies, page F-7

Royalty Expense, page F-8

11. We note your response to comment 12 in our letter dated December 9, 2014 and we partially reissue our comment. Please disclose where you classify royalty expenses within the statement of operations and the amounts recognized in each period presented to the extent that it is not included in cost of sales.

Note 3 – Intangible Assets, page F-9

12. We note your response to comment to comment 13 in our letter dated December 9, 2014. Please tell us why you assigned the intangible asset a 10 year useful life instead of an indefinite life. Include in your considerations of ASC 350-30-35 and section 8.(a) of the license and distribution agreement which states the term of the license is perpetual, pursuant to certain other terms of the agreement. In either case, further revise the disclosures to specifically state whether this intangible asset has been assigned a definite or indefinite life and subjected to periodic impairment testing. If the asset has been assigned a useful life, please expand your disclosure to specify the useful life, amortization method, amortization expense recorded during the period and the aggregate amortization expense for each of the five successive years to comply with ASC 350-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: William Eilers